UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File Number 000-54329 CUSIP Number 68619K105 (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: February 28, 2017

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orgenesis Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20271 Goldenrod Lane
Address of Principal Executive Office (Street and Number)

Germantown, MD 20877
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-Q for the three months ended February 28, 2017 could not be filed by the prescribed due date of April 14, 2017 because the registrant had not yet finalized its accounting treatment and disclosure of certain material events related to the Company's capital raising events that occurred during the quarter. As a result, the preparation of the registrant's financial statements for the three months ended February 28, 2017 is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before April 19, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Neil Reithinger	480	659-6404
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended February 29, 2016, the registrant had revenues of $1.52 million and a net income of $225 thousand. For the three months ended February 28, 2017, the registrant currently estimates that it had revenues of approximately $1.85 million and a net loss of approximately $9 million. Results for the three months ended February 28, 2017 are preliminary, unaudited and subject to change.

•        The increase in revenues for the three months ended February 28, 2017 as compared to the 2016 period is primarily attributable to the increase in the volume of services provided and third party sales of consumables by our subsidiary, MaSTherCell, S.A. The increase in the net loss for the three months ended February 28, 2017 as compared to the 2016 period is primarily attributable to the increase of approximately $6.7 million in financial expenses, which is primarily attributable to the calculation of the fair value of outstanding warrants and associated financial liabilities. This is due to the fact that, in the three months ended February 28, 2017, there was a significant impact from the increase in the closing share price of the registrant's common stock, which was $0.80 on February 28, 2017 as compared to $0.39 on November 30, 2016 and $0.33 on February 29, 2016. This increase includes financial income of $1,476 thousand in the 2016 period due to the change in the fair value of the price protection derivative, due to changes in the Registrant's assumptions related to the probability of the anti-dilution mechanism being activated. The increase in net loss is also attributable to an increase of $1.1 million in selling, general and administrative expenses, compared to the prior period due to various items including an increase in stock-based compensation.

•        This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the three months ended February 28, 2017. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

ORGENESIS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2017	By:	/s/ Neil Reithinger
Neil Reithinger
	Title:	Chief Financial Officer